MIGENIX Inc. 102 - 2389 Health Sciences Mall Vancouver, BC V6T 1Z3 Canada
|NEWS RELEASE|

FOR IMMEDIATE RELEASE

MIGENIX REPORTS PRELIMINARY CELGOSIVIR VIRAL KINETICS STUDY

FOUR-WEEK INTERIM RESULTS

December 3, 2007.  Vancouver, BC and San Diego, CA.  MIGENIX Inc. (TSX: MGI, OTC: MGIFF), a clinical-stage developer of drugs for infectious diseases, has received preliminary four-week interim results from a Phase II viral kinetics study in hepatitis C virus (“HCV”) treatment-naïve patients which indicate that celgosivir (an oral alpha glucosidase I inhibitor) has no negative effects on the tolerability, pharmacokinetics and viral kinetics when combined with the standard of care drugs, pegylated interferon plus ribavirin, as compared to the standard of care drugs alone.

The interim results include 10 patients who had completed 4-weeks of treatment equally divided between: (i) pegylated interferon (alfa-2b) plus ribavirin (“PR”); and (ii) celgosivir 400mg QD plus PR (“PRC”). The results are interim as the study is designed as a 20-patient, 12-week study. The following is a summary of the preliminary interim four-week results:

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viral kinetics in both treatment groups are similar with a median reduction in HCV RNA at 4 weeks of 3.5 log10 vs 3.8 log10 in the PRC and PR groups, respectively. The variability of response is wide with reductions of 5.4 log10 to 0.8 log10 and 4.5 log10 to 2.5 log10 for the PRC and PR groups, respectively. Virus was undetectable in one patient who was in the PRC group (none in the PR group).

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PRC treatment was well tolerated, with both the PRC and PR groups demonstrating similar tolerability, which is consistent with observations from prior studies. Gastrointestinal tolerability of the PRC treatment was slightly better in this study compared to prior studies. No serious adverse events were reported.

Due to the small number of patients and the high response rate with standard of care alone, any conclusion about differences in efficacy between the groups is speculative at this point.  The Company will be completing a thorough analysis of the data from this trial, along with data from an extension protocol with patients continuing from a previous Phase II non-responder study (see summary of the non-responder study results below), to determine the next steps in the development of celgosivir. An update will be provided as part of the Company’s quarterly news release and conference call on December 13th, 2007.

About Celgosivir (MX-3253)

Celgosivir, an oral inhibitor of alpha-glucosidase I, is currently the only anti-HCV drug in clinical development that acts on host-directed glycosylation. In preclinical studies, celgosivir has shown excellent in vitro synergy with various interferons in the clinic or in development including Pegasys, PEG-Intron, Infergen, Alferon and IFN-omega (with or without ribavirin) and other drugs in development for the treatment of HCV (e.g. polymerase inhibitors) and therefore has the potential to be included as part of many combination therapeutic approaches to improve efficacy in anti-HCV therapy.

A previously completed Phase II non-responder combination study reported April 11, 2007 showed:

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a 42% Early Virologic Response* (EVR) with PRC compared to a 10% EVR with PR ( * EVR = 2 log10 or greater HCV viral load reduction at 12 weeks).

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a mean HCV viral load reduction (“VLR”) of 1.63 log10 (PRC) compared to a 0.92 log10 reduction (PR).

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90% viral load reduction (1 log10) reduction, or greater, at 12 weeks in 66% (8/12) of PRC patients, compared to only 40% (4/10) in patients in the PR treatment arm.

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EVR in 57% of null responders (4/7) in the PRC therapy arm (null responders = patients who have not achieved greater than a 0.4 log10  viral load reduction on prior treatment with optimized PR).

Celgosivir combination therapy was well tolerated and resulted in no significant adverse events. As expected from previous experience, the most frequent side effects related to celgosivir were gastrointestinal in nature and were generally mild. Other frequently observed side effects were fatigue and flu-like symptoms – which are side effects usually associated with PR treatment.

About HCV

HCV, the most common chronic blood-borne infection in the United States, causes inflammation of the liver and may progress to more serious complications such as cirrhosis of the liver, liver cancer and death. Approximately 2.7 million people in the United States are chronically infected with HCV, and the Centers for Disease Control and Prevention (CDC) estimates that by the year 2010, the number of deaths attributed annually to HCV could surpass that due to HIV/AIDS in the US.  Worldwide, the World Health Organization estimates that 170 million individuals have chronic HCV infection, with 3 to 4 million new infections each year.

Therapy for HCV currently employs a drug combination approach, which is anticipated to continue in the future. The current standard of care for treatment-naïve chronic hepatitis C is pegylated interferon combined with ribavirin (PR), which fails to provide a satisfactory outcome for approximately 50% of patients infected with HCV genotype 1 (the most prevalent genotype in North America).  In addition, these drugs can cause significant side effects that limit tolerance to therapy, or a frequent lack of sustained treatment response.

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs primarily in the area of infectious diseases. The Company's clinical programs include drug candidates for the treatment of chronic hepatitis C infections (Phase II and preclinical), the prevention of catheter-related infections (Phase III) and the treatment of dermatological diseases (Phase II). MIGENIX is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information can be found at www.migenix.com.

“Jim DeMesa”

James M. DeMesa, M.D.

President & CEO

CONTACTS

Art Ayres MIGENIX Inc. Tel: (604) 221-9666 Ext. 233 aayres@migenix.com	Dian Griesel, Ph.D. Investor Relations Group Tel: (212) 825-3210 Theproteam@aol.com

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward-looking information within the meaning of applicable securities laws in Canada, (collectively referred to as “forward-looking statements”). Statements, other than statements of historical fact, are forward-looking statements and include, without limitation, statements regarding our strategy, future operations, timing and completion of clinical trials, prospects, plans and objectives of management. The words “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking statements, which include underlying assumptions, although not all forward-looking statements contain these identifying words. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward-looking statements will not occur.

Although our management believes that the expectations represented by such forward-looking statements are reasonable, there is significant risk that the forward-looking statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking statements in this news release include, but are not limited to, statements concerning our expectations for: completing a thorough analysis of the data from the celgosivir  Phase II viral kinetics study, along with data from an extension protocol with patients continuing from a previous Phase II non-responder study, to determine the next steps in the development of celgosivir and providing an update as part of the Company’s quarterly news release and conference call on December 13th, 2007; and celgosivir having the potential to be included as part of many combination therapeutic approaches to improve efficacy in anti-HCV therapy.

With respect to the forward-looking statements contained in this news release, we have made numerous assumptions regarding, among other things: our ability to complete the analysis of data from the celgosivir studies to provide an update on December 13, 2007; and the competitiveness of the celgosivir study results to date and future results supporting its potential in the treatment of HCV.

Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and other factors including: potential delays; uncertainties related to early stage of technology and product development; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if completed, will not establish the safety or efficacy of our products; and other risks and uncertainties which may not be described herein. Certain of these factors and other factors are described in detail in the Company's Annual Information Form and Annual Report on Form 20-F for and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission.

Forward-looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.